SEC FILE NUMBER: 001-33882
CUSIP NUMBER—682324108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Oncothyreon Inc.

Full Name of Registrant

Biomira Corporation

Former Name if Applicable

2601 Fourth Avenue, Suite 500

Address of Principal Executive Office (Street and Number)

Seattle, WA 98121

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Oncothyreon Inc. (the “Registrant”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 (the “Q2 2012 10-Q”) by August 9, 2012 without unreasonable effort or expense. In a Current Report on Form 8-K filed on August 9, 2012 (the “Form 8-K”), the Registrant disclosed that it determined that restatements are required to previously reported diluted earnings (loss) per share amounts for the quarterly periods ended March 31, 2012, September 30, 2011 and March 31, 2010 as well as the year ended December 31, 2010. The corrections will have no impact on the Registrant’s consolidated balance sheets, net income or loss, basic earnings (loss) per share, or the consolidated statements of cash flows or stockholders’ equity for any of the above mentioned periods.

In light of the errors, the Audit Committee of the Registrant’s Board of Directors concluded on August 6, 2012, following discussion with the Registrant’s management and its independent registered public accounting firm, Ernst & Young LLP, that the financial statements included in the following filings should no longer be relied upon:

(a)	the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (the “Q1 2012 10-Q”);

(b)	the unaudited Condensed Quarterly Financial Data for the quarterly periods ended September 30, 2011 and March 31, 2010 included in the Registrant’s 2011 Annual Report on Form 10-K (the “2011 Form 10-K”); and

(c)	the 2010 consolidated financial statements included in the 2011 Form 10-K.

As a result of these errors, the Registrant also determined that a material weakness in its internal control over financial reporting existed as of December 31, 2011 and March 31, 2012 as it relates to the calculation and disclosure of diluted earnings (loss) per share. The Registrant will amend its disclosures pertaining to its evaluation of such controls and procedures in connection with the amended filings.

The Registrant is working diligently to complete the restatement of the affected financial statements and the preparation of its financial statements for the quarter ended June 30, 2012 and expects to file amendments to the 2011 Form 10-K and the Q1 2012 10-Q and the Q2 2012 10-Q promptly; however, it is unable to complete these actions and file the Q2 2012 10-Q on or before the prescribed due date of August 9, 2012.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Julia M. Eastland	(206)	801-2100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Oncothyreon Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2012	By	/s/ Robert L. Kirkman
Robert L. Kirkman
President and Chief Executive Officer